Exhibit 99.3

NICE Interactions Live 2022 to Showcase Strategies for Mastering Frictionless
Customer Experiences and to Host George W. Bush and George Clooney

 Interactions 2022 is the largest CX industry event and offers unique content exploring new ways to create frictionless experiences in the new digital age with a first of its kind immersive virtual reality experience

Hoboken, N.J., May 10, 2022 – NICE (Nasdaq: NICE) today announced that Interactions Live 2022, the industry’s largest customer experience virtual event, will take place May 24-25. During the two-day conference, NICE executives, CX visionaries, industry analysts and top executives from leading brands will share the new ways to create frictionless customer experiences through a unified Customer Experience Interactions (CXi) framework. This year’s event has the most impressive line-up of guests including the 43rd U.S President George W. Bush and Oscar-winning actor and filmmaker, George Clooney. In addition to the innovative content and rich showcase, attendees can enjoy an immersive Virtual Reality experience with a unique interactive networking opportunity.

To register for Interactions Live 2022 or to learn more, click here.

During Interactions, NICE will also host a Virtual Investor Day on May 24, which will include product and technology sessions and presentations from NICE executives. Investors and financial analysts must register here to ensure access to the Virtual Investor Day.

“Consumers today have largely been conditioned to expect everything to be easy, effortless and instantaneous,” said Barak Eilam, CEO, NICE. “Any friction consumers experience, over digital or other channels, impacts their opinions and causes them to delineate among brands they love and those they feel are wasting their time. Interactions Live 2022 will highlight strategies for eliminating the friction that obstructs brand loyalty. We look forward to sharing the path for redefining digital CX and embracing a frictionless future today.”

With content to suit every role and interest, attendees will explore the new world of digitally fluent consumers and learn how to ensure brand devotion through a wealth of informative best practices sessions, interactive demos, educational breakout sessions, and live video chats with NICE experts. A rich agenda featuring strategies and insights from customers with first-hand experience using NICE’s technology will showcase how to master digital interactions, revolutionize smart self-service, and reinvent artificial intelligence (AI) on the journey to CX success.

Interactions Live 2022 will feature George W. Bush, the 43rd President of the United States and Founder of the George W. Bush Presidential Center. President Bush will offer his thoughts about his eight years in the White House, the power of freedom, the role of hope, and the importance of opportunity.

Also joining the line-up is George Clooney, an Oscar-winning actor and filmmaker who is recognized as much for his global humanitarian efforts as he is for his accomplishments in the entertainment industry.

Closing the event each day, Interactions Live 2022 will rollout exclusive networking Master Classes designed to provide the perfect event experiences for attendees. Featuring well-known celebrity reality show talent, Interactions Live 2022 will feature famed celebrity chef Alex Guarnaschelli; Emmy award-winning dancer and New York Times best-selling author Derek Hough; and acclaimed food and wine connoisseur Ted Allen. The celebrities will take audience questions in live chat sessions conducted in real-time with the sessions.

For more information or to register for Interactions Live, click here.

Note: Select sessions are closed to the press with no personal photography, note taking or recording being permitted.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.